FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2005

Commission File No. 333-87974

INEOS GROUP HOLDINGS Plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐	No ☑

INEOS GROUP HOLDINGS plc

PRESS RELEASE February 2, 2005

INEOS Group Holdings plc (“INEOS Group” or “The Company”) announces today that it has entered into an Interim Finance Facility (the “Facility”) for €150 million with a number of its syndicate banks.

The Facility will provide short term funding for a number of expansion plans which the group is progressing, including projects in the Oxide and Fluor businesses.

The Facility will have a one-year maturity from signing, with a mandatory prepayment upon any refinancing. It will rank pari passu with the Company’s existing Senior Notes Due 2010 and will be unsecured and subordinate to existing senior bank debt. It will bear interest at LIBOR plus an applicable margin.

Ineos Group’s current leverage ratio is below 2 times EBITDA, and therefore the Interim Finance Facility represents an interim position to enable the Company to proceed with the planned investments before a full refinancing takes place, likely to be later in the year.

John Reece
Director
INEOS Group Holdings plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 2, 2005.

INEOS GROUP HOLDINGS PLC Registrant Issuer
/s/ JOHN REECE
John Reece Director